787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 1, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Series, Inc. Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of BlackRock Series, Inc., (the “Registrant”), and pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by the BlackRock International Fund, a series of the Registrant of all of the assets and the assumption of the BlackRock International Fund of certain stated liabilities of the BlackRock International Value Fund, a series of BlackRock International Value Trust in exchange for Investor A, Investor B, Investor C, Institutional and Class R Shares of the Registrant.

Pursuant to Rule 488, the Registration Statement designates an effective date of May 1, 2011. Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso
Maria Gattuso

Enclosures

cc:	Aaron Wasserman, Esq., BlackRock Advisors, LLC
Margery K. Neale, Willkie Farr & Gallagher LLP

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh